EXHIBIT 12.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31, 2013

(add 000, except ratio)

EARNINGS:

Earnings before income taxes*	$166,131
Loss from less than 50%-owned associated companies, net	241
Interest expense**	53,467
Portion of rents representative of an interest factor	12,944

Adjusted Earnings and Fixed Charges	$232,783

FIXED CHARGES:

Interest expense**	$53,467
Capitalized interest	1,792
Portion of rents representative of an interest factor	12,944

Total Fixed Charges	$68,203

Ratio of Earnings to Fixed Charges	3.41

*	Represents earnings from continuing operations less net earnings attributable to noncontrolling interests.
**	Interest expense excluded $1,446 accrued for the interest expense component associated with uncertain tax provisions.